SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

YPF Sociedád Anonima

ITEM

1	Translation of Consolidated Results Q1 2014.

2

YPF S.A.

Consolidated Results

Q1 2014

Consolidated Results Q1 2014

CONTENT

Consolidated Results Q1 2014

Operating income for Q1 2014 reached ARS 4,384 million, 73% above Q1 2013

(Unaudited Figures)	Q1 2013	Q4 2013	Q1 2014	Var.% Q1-14/Q1-13
Revenues (Million ARS)	18,634	25,294	30,664	64.6%
Operating income (Million ARS)	2,533	3,820	4,384	73.1%
Net income (*) (Million ARS)	1,258	1,918	2,881	129.0%
Adj. EBITDA (**) (Million ARS)	4,742	7,322	8,360	76.3%
Earnings per share ARS (*) (Million ARS)	3.20	4.89	7.34	129.4%
Comprehensive Income (Million ARS)	2,643	7,539	14,026	430.7%
Capital Expenditures (***) (Million ARS)	4,282	11,028	9,722	127.0%

Note: Information in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Attributable to controlling shareholder.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income for non-controlling interest - Deferred income tax - Income tax - Financial income (Losses) gains on liabilities - Financial income gains (Losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets.
(***)	Does not include expenditures relating to the acquisitions of Apache Group assets in Argentina and a 38.45% interest in the Puesto Hernández joint venture.

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE Q1 2014

•	Revenues for Q1 2014 were ARS 30,664 million, 64.6% higher than Q1 2013.

•	Operating income for Q1 2014 was ARS 4,384 million, 73.1% over that for the same period in the previous year.

•	EBITDA for Q1 2014 was ARS 8,360 million, 76.3% higher compared to Q1 2013.

•	Net income for Q1 2014 was ARS 2,881 million, 129% over that for the same period in 2013.

•	Operating cash flow for Q1 2014 reached ARS 6,715 million, 78.1% above the ARS 3,770 million reported for Q1 2013.

•	For Q1 2014, total hydrocarbon production increased by 10.7% compared to the same period in 2013 to reach 529.7 kboed. Crude oil production increased by 6.8% to reach 241.6 Kbbld, while natural gas production reached 37.2 Mm3d, 18.5% higher compared to the same period in 2013.

•	In the Downstream business segment, the total crude processing level in Q1 2014 was 86%, 4.5% below same period last year, principally due to impaired refining capacity following the damage affecting the La Plata refinery after an incident on April 2, 2013 and a scheduled maintenance stoppage at Lujan de Cuyo refinery starting on March 8 this year.

Consolidated Results Q1 2014

•	Investment in fixed assets for the Q1 2014 was ARS 9,722 million, to reach a 127% increase compared to ARS 4,282 million invested in Q1 2013. This investment amount does not include the ARS 6,524 million expenditure for the acquisition of Apache Group assets in Argentina (“YSUR – Yacimientos del Sur”) and the acquisition of a 38.45% interest in the Puesto Hernández joint venture agreement.

2. ANALYSIS OF OPERATING RESULTS FOR Q1 2014

Ordinary income for Q1 2014 was ARS 30,664 million, 64.6% higher than the same period in the previous year. This increase was driven mainly by higher sales in the domestic market in terms of gasoline and diesel of ARS 5,980 million (an increase of 53%), natural gas of ARS 1,800 million (an increase of 106%) and fuel oil of ARS 839 million (an increase of 259%). In turn, exports increased ARS 1,423 million (an increase of 67%), principally due to the price increase of Argentine pesos as a consequence of exchange rate fluctuation. Exports of crude oil reached ARS 531 million this quarter (no crude oil exports had been reported for Q1 2013); and exports of flour and oils increased by 63% to a total of ARS 333 million.

Costs of sales for Q1 2014 were ARS 23,016 million, 65.1% higher than Q1 2013. Purchases increased principally due to higher imports of diesel, gasoline and jet fuel of ARS 2,765 million, due to both a greater imported volume and higher prices in Argentine peso terms. In turn, other costs of sales increased mainly on account of (i) higher depreciation of fixed assets of ARS 1,735 million due to increased investment activity, (ii) greater activity and expenses for construction and service contracts of ARS 1,378 million, and (iii) higher royalties paid of ARS 730 million (as a consequence of higher wellhead prices in pesos). On the other hand, as a result of the damage suffered by La Plata refinery in Q2 2013, insurance compensation of ARS 707 million was received this quarter for lost profits affecting our business. This amount was recorded as lower cost of sales, based on the principle that had the damage not occurred at this refinery, lower volumes of refined products would have been imported.

The financial results for Q1 2014 were positive ARS 4,583 million, compared to positive ARS 195 million for the same period of 2013. The impact of a broader positive exchange rate on monetary liabilities, net in terms of pesos, generated by heavier peso depreciation during Q1 2014, was partially offset by higher negative financial results on account of interest expense.

The income tax amount for Q1 2014 was ARS 6,177 million, approximately ARS 4,707 million higher than Q1 2013 income tax of ARS 1,470 million. This increase arises principally from accounting for a deferred liability of ARS 6,038 million (an increase of ARS 5,412 million) primarily relating to the conversion difference in fixed assets, given the functional currency of the YPF and the variation of the exchange rate in 2014. This impact was partially offset by a lower current income tax of ARS 139 million (a decrease of ARS 705 million).

Net income for the quarter was ARS 2,881 million, 129% higher compared to the same period in 2013.

Consolidated Results Q1 2014

Total investment in fixed assets for the quarter was ARS 9,722 million, 127% higher than that for Q1 2013. This greater investment arises from (i) an increase in development activities, and (ii) progress in the set of projects developed in our Downstream business segment, principally the construction of the new Coke Unit at the La Plata refinery.

Consolidated Results Q1 2014

3. ANALYSIS OF RESULTS BY BUSINESS UNIT FOR Q1 2014

3.1 UPSTREAM

(Unaudited Figures)	Q1 2013	Q4 2013	Q1 2014	Var.% Q1-14/Q1-13
Operating income (Million ARS)	1,872	1,729	3,013	61.0%
Revenues (Million ARS)	8,837	12,673	14,919	68.8%
Crude oil production (Kbbld)	226.3	239.3	241.6	6.8%
NGL production (Kbbld)	54.6	54.7	54.0	-1.1%
Gas production (Mm3d)	31.4	35.5	37.2	18.5%
Total production (Kboed)	478.3	517.0	529.7	10.7%
Exploration costs (Million ARS)	76	304	197	160.6%
Capital Expenditures (*) (Million ARS)	3,654	8,682	8,603	135.4%
Depreciation (Million ARS)	1,841	2,902	3,301	79.3%
Realization Prices
Crude oil prices in domestic market (**) Period average (USD/bbl)	68.6	74.7	66.5	-3.1%
Average gas price (**) (USD/Mmbtu)	3.80	4.16	4.40	15.7%

NOTE: Data presented in accordance with International Financial Reporting Standards (IFRS).

(*)	Does not include expenditures relating to the acquisition of Apache Group assets in Argentina and a 38.45% interest in the Puesto Hernández joint venture.
(**)	Excluding Apache Group (YSUR - Yacimientos del Sur) crude oil and gas sales price.

Upstream operating income was ARS 3,013 million, 61% higher compared to Q1 2013.

Sales increased by 68.8% in Q1 2014 compared to same period in 2013, primarily due to stronger sales of crude oil and natural gas. Crude oil sales increased by 61.7% (ARS 4,267 million) due to a 46.6% increase in the price per barrel in peso terms, greater volumes produced and transferred to our Downstream business segment and export of 0.67 Mbbl of crude oil for ARS 531 million this quarter. Natural gas income increased by 106% compared to Q1 2013 due to higher volumes produced and higher average sales price.

The dollar denominated price for crude oil in the local market for Q1 2014 decreased by 3.1% to 66.5 USD/bbl. For natural gas, the average price was 4.40 USD/Mmbtu, 15.7% higher than for Q1 2013.

Consolidated Results Q1 2014

During Q1 2014 total hydrocarbon production was 529.7 Kboed, 10.7% higher than Q1 2013; crude oil production was 241.6 Kbbld (an increase of 6.8%); natural gas production was 37.2 Mm3d, (an increase of 18.5%) and NGL production was 54 Kbbld (a decrease of 1.1%). The increases reflect the impact of increased development activity taking place in the last two years.

During the quarter, 19 days of production from Apache (YSUR - Yacimientos del Sur), an acquisition completed on March 12, 2014 (See detail under section 5 hereinafter), were consolidated. Average daily production from the acquisition date to quarter end was 49.1 Kboed, including 9.8 Kbbld of crude oil, 1.7 Kbbld of NGL and 6 Mm3d of natural gas. Production from the 38.45% interest in the Puesto Hernández joint venture acquired from Petrobras Argentina S.A. was also consolidated for the entire quarter, with an average crude oil production of 3.94 Kbbld. Consolidated production from these assets accounted for approximately 2.7% of total production for the quarter.

During Q1 2014, production from unconventional areas totaled 19.3 Kboed, including 12.4 Kbbld of crude oil, 3.6 Kbbld of NGL and 0.53 Mm3d of natural gas, out of which YPF consolidates approximately 50% since December 2013. As for development activity, over 50 wells have been drilled in Vaca Muerta, where operations continue with 19 drilling teams and 8 active workovers.

Costs for Q1 2014 increased by 71% (an increase of ARS 4,941 million), mainly due to (i) heavier amortization (an increase of ARS 1,460 million) resulting from higher investment and higher valuations of assets in terms of Argentine pesos, (ii) increased expenses in terms of Argentine pesos and increased activity reflected on expenditure for outsourced services (an increase of ARS 1,122 million), (iii) increased royalties (an increase of ARS 730 million), mainly due to higher production volumes and higher peso-denominated prices at the wellhead, and, (iv) increases in exploration cost (an increase of ARS 121 million) for asset retirement corresponding to research wells in the provinces of La Rioja, Mendoza and Santa Cruz, as well as research expenses relating to exploratory areas belonging to YPF Chile.

Operating income for this quarter from Upstream related companies, including mainly YPF Holdings, YPF International, YPF Energía Eléctrica (including solely the Ramos oil field) and YPF Servicios Petroleros, was ARS 144 million compared to a loss of ARS 46 million for Q1 2013.

CAPEX

Investments in Upstream were ARS 8,603 million in Q1 2014, 135.4% higher than the ARS 3,654 million reported for the same period in 2013. This amount of investment does not include the ARS 6,524 million expenditure for acquisition of Apache Group assets in Argentina (“YSUR – Yacimientos del Sur”) and the acquisition of a 38.45% interest in the Puesto Hernández joint venture.

As for development activities, we made investments in the Neuquina basin, especially in Loma La Lata, Aguada Toledo - Sierra Barrosa, Loma Campana, Chihuido Sierra Negra and Catriel. In the Golfo San Jorge basin in the province of Chubut, investments have continued in the Manantiales Behr and El Trébol areas. Also, we note the activities carried out in the province of Santa Cruz, primarily in Los Perales, Cañadón Yatel, Cañadón de la Escondida and Las Heras areas, as well as the progress made in activities carried out in the Mendoza Norte block in the province of Mendoza.

Consolidated Results Q1 2014

In the Lajas Tight gas formation development, during Q1 2014, 10 wells were drilled and developed; average production of natural gas was 2.8 Mm3d.

As for exploration activities during Q1 2014, investments have been made in the Neuquina basin mainly in the areas of Cerro Avispa, Llancanelo R, Los Caldenes, Octógono and Aguada Pichana. In the Cuyana basin, activities were carried out at Vizcachera block; we note the investments made in the areas of Barranca Yankowsky, Restinga Alí, Cerro Piedra-Cerro Guadal Norte and Los Monos, part of the Golfo San Jorge basin. To date 10 exploratory wells and 3 workovers have been completed.

Consolidated Results Q1 2014

3.2 DOWNSTREAM

(Unaudited Figures)	Q1 2013	Q4 2013	Q1 2014	Var.% Q1-14/Q1-13
Operating income (Million ARS)	1,210	2,767	2,453	102.7%
Revenues (Million ARS)	18,264	24,623	29,571	61.9%
Sales of refined products in domestic market (Km3)	3,889	4,094	3,999	2.8%
Exportation of refined products (Km3)	450	432	455	1.1%
Sales of petrochemical products in domestic market (*) (Ktn)	179	198	185	3.1%
Exportation of petrochemical products (*) (Ktn)	70	49	57	-18.6%
Crude oil processed (Kboed)	288	287	275	-4.5%
Refinery utilization (%)	90%	90%	86%	-4.5%
Capital Expenditures (Million ARS)	596	2,106	999	67.6%
Depreciation (Million ARS)	286	485	547	91.3%
Average domestic market gasoline price (USD/m3)	694	704	707	1.9%
Average domestic market diesel price (USD/m3)	756	774	742	-1.8%

Data presented in accordance with International Financial Reporting Standards (IFRS). Including consolidated companies.

(*)	Fertilizer sales not included

Operating income in our Downstream business segment for Q1 2014 was ARS 2,453 million, a 102.7% increase compared to ARS 1,210 million for Q1 2013.

Net sales increased by 61.9% compared to Q1 2013 primarily due to a higher average price in terms of Argentine pesos for gasoline and diesel resulting in higher income of ARS 2,164 million and ARS 3,494 million, respectively; and also due to higher volumes of gasoline marketed compared to Q1 2013, with a 6% increase (an increase of ARS 377 million) in the case of gasoline sales that offset the 1.4% drop in the volume of diesel sold, the latter having almost no impact on reflected revenues in both domestic and international sales due to the improvement in the mix of products sold. Additionally, sales of fuel oil of ARS 1,808 million (an increase of ARS 1,045 million) reflected increases in both the domestic and international market, while sales of jet fuel of ARS 818 million (an increase of ARS 258 million), LPG of ARS 463 million (an increase of ARS 192 million), and flour and oils of ARS 333 million (an increase of ARS 129 million) reflected increases in international sales. In turn, sales in the domestic and international market for petrochemical products reached ARS 1,231 million (an increase of ARS 345 million), an increase driven mostly by a higher peso-denominated prices for the products marketed.

Consolidated Results Q1 2014

Costs increased by 59% (an increase of ARS 10,064 million) compared to the same period in 2013. We highlight (i) increases in crude oil transferred from our Upstream business segment (an increase of ARS 3,540 million) and crude oil purchased from other producers (an increase of ARS 235 million), (ii) greater volumes of imported diesel (mainly Eurodiesel) and higher prices in peso terms (an increase of ARS 2,765 million), (iii) heavier amortization (an increase of ARS 261 million) and (iv) higher prices and volumes of biofuel purchased (an increase of ARS 236 million). Regarding the damage suffered by the La Plata refinery in Q2 2013, ARS 707 million in insurance compensation was received this quarter for lost profits affecting the business. This amount was recorded as a decrease to cost of sales because, if the damage not occurred, lower volumes of refined products would have been imported.

Crude oil processing volume was 275 Kboed, 4.5% lower than Q1 2013, mainly due to reduced refining capacity affecting the La Plata refinery following the damage on April 2, 2013 and the scheduled maintenance stoppage starting on March 8, 2014 at the Luján de Cuyo refinery, which reduced processing capacity from 105 kbbld to 39 kbbld. The work was completed on April 15, 2014 and since then Lujan de Cuyo refinery has operated at full capacity.

Q1 2014 operating income for Downstream controlled companies, including mainly Opessa, YPF Inversora Energética (controlling company of GASA and Metrogas), YPF Brazil, YPF Chile and YPF Energía Eléctrica (except the Ramos oil field) was ARS 39 million, compared to ARS 71 million for Q1 2013.

CAPEX

Investment in our Downstream business segment for Q1 2014 was ARS 999 million, which was 67.6% higher than Q1 2013. The progress of multi-annual projects intended to increase gasoline and diesel production capacity is one of the main highlights, as well as quality of such products. We also highlight the implementation of a coke unit at the La Plata refinery, work intended to improve our logistics facilities and projects addressing optimization of safety and environmental performance.

Consolidated Results Q1 2014

3.3 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate operating income for the first quarter of 2014 was a loss of ARS 354 million, ARS 133 million higher compared to Q1 2013. The results were driven by improved results from our controlled company Astra Evangelista compared to negative results reported for Q1 2103, which was offset by increased costs due to higher corporate salaries and social charges, technology and institutional advertising contracts.

Consolidation adjustments relating to eliminating results among business segments not transferred to third parties were negative ARS 728 million in Q1 2014 and negative ARS 62 million in Q1 2013.

3.4 RELATED COMPANIES

Q1 2014 results from companies YPF invests in but does not control decreased ARS 3 million, compared to Q1 2013, which was neutral. The decrease was due to improved results from Mega and Refinor, which were offset by poorer results from Central Dock Sud and Profertil.

4. LIQUIDITY AND SOURCES OF CAPITAL

During Q1 2014, cash flow generation reached ARS 6,715 million, 78.1% higher than same period in 2013 (an increase of ARS 2,945 million). Compared to December 31, 2013, YPF’s cash and cash equivalents decreased by ARS 7,604 million to ARS 3,109 million at the end of Q1 2014, mainly due to higher investment activity and the acquisition of Apache Group assets in Argentina. Net financial debt increased by ARS 14,384 million (an increase of 67.9%) to reach ARS 35,561 million during Q1 2014, while gross debt of the company grew by 21.3% compared December 31, 2013. Immediately after Q1 2014, YPF’s cash position returned to similar levels as December 31, 2013 as a result of the issuance of Series XXVIII Notes for USD 1 billion in the international capital markets.

The average cost of debt denominated in pesos for Q1 2014 was 24.62%, while the average cost of debt denominated in U.S. dollars was 6.08%.

On April 30, 2014 the Ordinary General Shareholders’ Meeting approved the allocation of ARS 465 million (ARS 1.18 per share) to a provision for dividend payments, authorizing the Board of Directors to issue the dividend at any time this fiscal year.

Consolidated Results Q1 2014

YPF Notes issued during Q1 2014 and afterwards are detailed below.

YPF Note	Amount	Interest Rate	Maturity
Series XXIX (Q1 2014)	500 MARS	BADLAR + 0%	72 month
Series XXX (Q1 2014)	379 MARS	BADLAR + 3.50%	21 month
Series XXVIII (Q2 2014)	1,000 MUSD	8.75%	120 month

5. ACQUISITION OF APACHE ARGENTINA / YACIMIENTOS DEL SUR

On February 12, 2014, YPF and its subsidiary YPF Europe B.V. accepted an offer from Apache Overseas Inc. and Apache International Finance II S.a.r.l (jointly the “Apache Group”) to acquire 100% of their interests in companies controlling Apache Group assets in Argentina (collectively, “YSUR – Yacimientos del Sur”)

The price agreed upon by the parties was USD 786 million plus the assumption of USD 31 million of local bank debt. The acquisition was paid for with initial payment of USD 50 million on February 12, 2014 and the balance was paid on March 13, 2014, upon which date YPF took control of YSUR – Yacimientos del Sur (“acquisition date”).

YSUR directly or indirectly controls assets in the provinces of Neuquén, Tierra del Fuego and Rio Negro, with a production of approximately 49.1 Kboed. They own important pipeline and plant infrastructure and employ approximately 350 people. Certain assets also have exploration and development potential at the Vaca Muerta formation. As a result of this transaction, YPF has resumed operations in the Austral basin, increased its production of gas and its hydrocarbon reserves and will produce Medanito oil, which is optimum quality for YPF’s refineries.

During the Q1 2014, YSUR’s ordinary income was ARS 977 million and operating income reached ARS 159 million. During the 19 days during Q1 2014 in which we controlled YSUR – Yacimientos del Sur, ARS 215 million of ordinary income and ARS 35 million of operating income of YSUR were consolidated.

YPF has entered into an asset transfer agreement with Pluspetrol S.A. (“Pluspetrol”) through which YPF will receive USD 217 million in return the Apache Group’s interests in three concessions and four joint venture contracts as well as YPF’s interest in a joint venture agreement. The interests relate to assets located in the province of Neuquén for the purpose of joint production and development of the Vaca Muerta formation. The authorization for this transaction from regulatory authorities is still pending. As of March 31, 2014, the related assets have been recorded as “available for sale assets” and the cash received has been recorded as “liabilities of sale of fixed assets.”

Consolidated Results Q1 2014

6. TABLES AND NOTES

Q1 Results 2014

Consolidated Results Q1 2014

6.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures expressed in millions of pesos)

	Q1 2013	Q1 2013	Q1 2014	Var.% Q1-14/Q1-13
Revenues	18,634	25,294	30,664	64.6%
Costs of sales	(13,938)	(20,185)	(23,016)	65.1%

Gross profit	4,696	5,109	7,648	62.9%

Selling expenses	(1,481)	(2,016)	(2,204)	48.8%
Administration expenses	(549)	(797)	(817)	48.8%
Exploration expenses	(76)	(304)	(197)	159.2%
Other expenses	(57)	1,828	(46)	-19.3%

Operating income	2,533	3,820	4,384	73.1%

Income on investments in companies	—	276	(3)
Financial income (expenses), net
Gains (Losses) on assets	(47)	(462)	(1,124)	2291.5%
Interest	139	351	280	101.4%
Exchange differences	(186)	(813)	(1,404)	654.8%
(Losses) gains on liabilities	242	2,331	5,707	2258.3%
Interest	(608)	(1,473)	(1,568)	157.9%
Exchange differences	850	3,804	7,275	755.9%

Net income before income tax	2,728	5,965	8,964	228.6%

Income tax	(844)	197	(139)	-83.5%
Deferred income tax	(626)	(4,284)	(6,038)	864.5%

Net income for noncontrolling interest	—	(40)	(94)

Net income for the period (*)	1,258	1,918	2,881	129.0%

Earnings per share, basic and diluted (*)	3.20	4.89	7.34	129.4%

Other comprehensive Income	1,385	5,661	11,239	711.5%

Total comprehensive income for the period	2,643	7,539	14,026	430.7%

Adj. EBITDA (**)	4,742	7,322	8,360	76.3%

Note: Information in accordance with International Financial Reporting Standards (IFRS).

(*)	Attributable to controlling shareholder.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income for non-controlling interest - Deferred income tax - Income tax - Financial income (Losses) gains on liabilities - Financial income gains (Losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets.

Consolidated Results Q1 2014

6.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures expressed in millions of pesos)

	12/31/2013	03/31/2014
Noncurrent Assets
Intangible assets	2,446	3,250
Fixed assets	93,496	124,543
Investments in companies	2,124	2,552
Deferred income tax assets	34	46
Other receivables and advances	2,927	3,081
Trade receivables	54	70

Total Non-current assets	101,081	133,542

Current Assets
Inventories	9,881	11,590
Other receivables and advances	6,506	10,579
Trade receivables	7,414	10,289
Assets available for sale	—	1,531
Cash and equivalents	10,713	3,109

Total current assets	34,514	37,098

Total assets	135,595	170,640

Shareholders’ equity
Shareholders’ contributions	10,600	10,614
Reserves and unnapropiated retained earnings	37,416	51,536
Noncontrolling interest	224	130

Total Shareholders’ equity	48,240	62,280

Noncurrent Liabilities
Provisions	19,172	22,721
Deferred income tax liabilities	11,459	17,509
Other taxes payable	362	364
Salaries and social security	8	9
Loans	23,076	27,631
Accounts payable	470	444

Total Noncurrent Liabilities	54,547	68,678

Current Liabilities
Provisions	1,396	1,505
Income tax liability	122	215
Other taxes payable	1,045	2,730
Salaries and social security	1,119	970
Loans	8,814	11,039
Accounts payable	20,312	23,223

Total Current Liabilities	32,808	39,682

Total Liabilities	87,355	108,360

Total Liabilities and Shareholders’ Equity	135,595	170,640

Note: Information in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2014

6.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures expressed in millions of pesos)

	Q1	Q1	Q1
	2013	2013	2014
Cash Flows from operating activities
Net income	1,258	1,878	2,787
Income from investments in companies	—	(276)	3
Depreciation of fixed assets	2,168	3,447	3,903
Amortization of intangible assets	41	55	73
Consumption of materials and fixed assets and intangible assets	425	678	1,015
retired, net of provisions
Net increase in provisions	416	975	604
Increase in fixed assets provisions	—	16	—
Changes in assets and liabilities
Trade receivables	(1,465)	1,398	(1,996)
Other receivables and liabilities	(63)	(3,077)	(3,052)
Inventories	(342)	(1,479)	(1,660)
Accounts payable	205	(1,326)	(1,144)
Other Taxes payable	391	154	1,598
Salaries and Social Securities	(124)	176	(196)
Decrease in provisions from payments	(122)	(197)	(744)
Interest, exchange differences and other	243	(1,242)	143
Dividends from investments in companies	—	144	—
Stock compensation plan	—	—	14
Accrued insurance	—	—	(741)
Net charge of income tax payment	739	3,261	6,108

Net cash flows provided by operating activities	3,770	4,585	6,715

Cash flows used in investing activities
Payments for investments:
Acquisitions of fixed assets and Intangible assets	(4,744)	(9,436)	(11,817)
Capital contributions in non-current investments	—	(9)	(85)
Liabilities of sales of fixed assets	—	—	1,531
Acquisitions of participation in UTEs	—	—	(326)
Acquisition of subsidiaies net of adcquiered funds	—	—	(6,102)
Revenues from sales of fixed assets and intangible assets	—	5,351	—
Insurance charge for material damages	—	—	608

Net cash flows used in investing activities	(4,744)	(4,094)	(16,191)

Cash flows (used in) provided by financing activities
Payment of loans	(1,956)	(1,912)	(2,143)
Payment of interests	(531)	(887)	(939)
Proceeds from loans	3,010	5,983	4,252
Payments of dividends	—	—	—

Net cash flows (used in) provided by financing activities	523	3,184	1,170

Effect of changes in exchange rates on cash and equivalents	19	135	702

Increase (Decrease) in Cash and Equivalents	(432)	3,810	(7,604)

Cash and equivalents at the beginning of year	4,747	6,903	10,713
Cash at the beginning of year incorporation of Gasa	—	—	—
Cash and equivalents at the end of year	4,315	10,713	3,109

Increase (Decrease) in Cash and Equivalents	(432)	3,810	(7,604)

COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
Cash	718	4,533	1,325
Other Financial Assets	3,597	6,180	1,784

TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	4,315	10,713	3,109

Note: Information in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2014

6.4 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES (unaudited figures)

Million USD	Year 2012	Year 2013 (*)	2012 Q1	2013 Q1	2014 Q1	Variation Q1 14 /Q1 13
INCOME STATEMENT
Revenues	14,762	16,514	3,352	3,727	4,040	8.4%
Costs of sales	-11,047	-12,566	-2,351	-2,788	-3,032	8.8%

Gross profit	3,715	3,948	1,001	939	1,008	7.3%
Selling expenses	-1,244	-1,387	-277	-296	-290	-2.0%
Administration expenses	-490	-492	-108	-110	-108	-2.0%
Exploration expenses	-128	-152	-26	-15	-26	70.8%
Other expenses	-116	129	-26	-11	-6	-46.8%

Operating income	1,737	2,202	564	507	578	14.0%
Depreciation of fixed assets	1,786	2,059	404	434	514	18.6%
Amortization of intangible assets	33	36	7	8	10	17.3%

Adj. EBITDA**	3,556	4,297	975	949	1,102	16.1%

UPSTREAM
Revenues	6,881	7,824	1,727	1,767	1,966	11.2%
Operating income	1,259	1,316	477	374	397	6.0%
Depreciation	1,511	1,758	345	368	435	18.1%
Capital expenditures	2,661	4,488	377	731	1,133	55.1%

DOWNSTREAM
Revenues	14,529	15,901	3,328	3,653	3,896	6.7%
Operating income	900	1,232	240	242	323	33.5%
Depreciation	234	266	50	57	72	26.1%
Capital expenditures	930	898	95	119	132	10.4%

CORPORATE AND OTHER
Operating income	-548	-279	-133	-97	-47	-52.1%
Capital expenditures	31	83	9	6	16	147.0%

CONSOLIDATION ADJUSTMENTS
Operating income	125	-67	-20	-12	-96	673.5%
Average exchange rate for the period	4.55	5.46	4.43	5.00	7.59

NOTE:	The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

(*)	For January through December 2013, recurring results are presented, which do not include the impact of the provision for claims related to the AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM) arbitrations.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income for non-controlling interest - Deferred income tax - Income tax - Financial income (Losses) gains on liabilities - Financial income gains (Losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets.

Consolidated Results Q1 2014

6.5 MAIN PHYSICAL MAGNITUDES (Unaudited figures)

				2013			2014
	Unit
		Q1	Q2	Q3	Q4	Cum. 2013	Q1
Upstream
Crude oil production	Kbbl	20,365	20,770	21,625	22,019	84,780	21,742
NGL production	Kbbl	4,918	4,162	3,471	5,033	17,584	4,858
Gas production	Mm3	2,824	3,001	3,272	3,262	12,359	3,350
Total production	Kbpe	43,045	43,806	45,675	47,568	180,094	47,672

Henry Hub	USD/Mmbtu	3.48	4.09	3.58	3.60	3.69	4.94
Brent	USD/bbl	112.48	102.58	110.27	109.21	108.63	108.17
Downstream
Sales of petroleum products
Domestic market
Gasoline	Km3	1,159	1,060	1,121	1,206	4,545	1,229
Diesel	Km3	1,946	2,057	2,048	2,047	8,098	1,920
Jet fuel and kerosene	Km3	108	111	112	118	449	124
Fuel Oil	Km3	129	100	293	239	760	294
LPG	Km3	168	220	265	144	796	146
Others (*)	Km3	379	270	350	340	1,338	286
Total domestic market	Km3	3,889	3,819	4,188	4,094	15,988	3,999
Export market
Petrochemical naphtha	Km3	0	0	0	0	0	0
Jet fuel and kerosene	Km3	131	121	127	126	505	129
LPG	Km3	123	36	30	104	293	124
Bunker (Diesel and Fuel Oil)	Km3	186	98	189	191	664	194
Others (*)	Km3	10	10	9	11	39	8
Total export market	Km3	450	265	355	432	1,502	455
Total sales of petroleum products	Km3	4,339	4,084	4,542	4,526	17,490	4,454

Sales of petrochemical products
Domestic market
Fertilizers	Ktn	24	27	68	105	224	32
Methanol	Ktn	49	57	64	66	236	47
Others	Ktn	130	138	143	132	543	138
Total domestic market	Ktn	203	222	276	303	1,003	217
Export market
Methanol	Ktn	8	22	1	10	41	33
Others	Ktn	62	64	75	39	240	24
Total export market	Ktn	70	86	76	49	281	57
Total sales of petrochemical products	Ktn	273	308	352	352	1,284	274

Sales of other products
Grain, flours and oils
Domestic market	Ktn	39	30	24	31	124	20
Export market	Ktn	87	239	284	159	769	85
Total Grain, flours and oils	Ktn	126	269	308	190	893	105

Main products imported
Gasolines and Jet Fuel	Km3	94	198	0	0	292	179
Diesel	Km3	183	420	296	351	1,250	473

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q1 2014

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including estimations with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial ratios, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: www.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 8, 2014	By:	/s/ Alejandro Cherñacov
	Name:	Alejandro Cherñacov
	Title:	Market Relations Officer